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                                                                 Exhibit (a)(15)


                                                                       RHI
                                                                   PRESS RELEASE

                         EXTENSION OF TENDER OFFER FOR
               GLOBAL INDUSTRIAL TECHNOLOGIES, INC. COMMON STOCK

VIENNA, November 15, 1999 -- RHI AG (Vienna Stock Exchange: RHI) today announced the extension of the expiration date of the previously announced $13.00 per share cash tender offer by RHI's subsidiary, Heat Acquisition Corp., for all of the outstanding shares of common stock of Global Industrial Technologies, Inc. (NYSE: GIX). As extended, the offer will expire at 9:00 a.m., New York City time, on Monday, November 22, 1999.

The expiration date is being extended to permit RHI to complete divestitures of certain refractory manufacturing assets in order to comply with Federal Trade Commission (FTC) requirements for antitrust clearance. The expiration date will be further extended if necessary to provide the FTC adequate time to complete their review and approval process.

As previously announced, the FTC staff has indicated to RHI that it will not object to the consummation of the Global acquisition if, prior to the acquisition, RHI enters into binding agreements to divest certain assets relating to the manufacture of certain refractory products on terms and to one or more buyers approved by the FTC. RHI has entered into an agreement to divest the assets subject to the satisfaction or waiver of certain conditions including a financing condition. The purchaser has the right to terminate the agreement at any time prior to 5:00 p.m. Eastern Standard Time on November 19, 1999 if purchaser board approval has not been obtained and the right to terminate the agreement at any time prior to 5:00 p.m. Eastern Standard Time on or about November 22, 1999 based on the results of its due diligence review. While RHI believes that the terms and conditions of the divestiture should satisfy the FTC's requirements, there can be no assurance that the FTC will consent to the terms of the divestiture or that RHI will be successful in completing the divestiture or the timing or the terms thereof.

The tender offer remains conditioned upon, among other things, the tender of at least a majority of the shares of Global's common stock outstanding on a fully-diluted basis and the expiration of any applicable waiting period under the Hart-Scott-Rodino Act.

As of November 14, 1999, approximately 17,868,369 shares of common stock of Global had been tendered and not withdrawn pursuant to the tender offer. This constitutes approximately 72.0% of Global's outstanding shares as of the commencement of the tender offer.

RHI is a global operator in the refractories, engineering, insulating and waterproofing sectors, with over 10,000 employees at more than 50 locations spanning all five continents. With VRD, RHI is the world market leader for refractories and a vital partner to all industries whose activities require high temperature production processes. RHI's customers include the steel, cement, glass and nonferrous metal industries. In 1998 RHI reported earnings before tax of US $68.0 million on sales of US $1.6 billion.

Forward-looking statements in this press release involve risks and uncertainties that could cause actual results to differ from those contemplated. Factors that could cause those

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differences include the terms and availability of financing, actions by other persons, legal and regulatory requirements and other factors.

                     FOR FURTHER QUESTIONS PLEASE CONTACT:
                              RHI AG/Peter Hofmann
                Phone (+43)(1)50213-123 / Fax (+43)(1)50213-130
                        e-mail: PETER.HOFMANN@RHI-AG.COM